FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 9, 2003

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

April 7, 2003	NEWS RELEASE 03-06	MAE - TSE MNG - Amex

Multiple Gold Zones Identified in Madrid District at Miramar’s Hope Bay Project
— Suluk Mineralization Extended, Extensive Lower Grade Halos Identified —

VANCOUVER — Miramar Mining Corporation today announced that drilling in the Madrid area has extended the high grade mineralization in the Suluk, Marianas and Rand Spur areas, and made new discoveries in the Patch 7 and South Suluk areas. In addition, extensive halos of lower grade mineralization have been recognized in the Madrid district, particularly around the Suluk and Rand Spur high grade zones. These results indicate that the Suluk deposit is developing into a significant gold discovery, and that the Madrid area has potential to host several additional gold deposits.

“I am very encouraged by the results of our Phase 1 drilling in the Madrid area,” said Tony Walsh, Miramar’s President and CEO. “All but one of the holes completed this year have intersected gold mineralization, a very encouraging success ratio for an exploration project.” These results confirm that the Madrid District represents a major gold system extending over at least five kilometres of an 11km strike, containing multiple gold deposits and occurrences. Additional drilling is clearly warranted, with a 35 hole, 10,800m Phase 2 program planned to follow immediately on completion of Phase 1, commencing mid-April. “As the scale of the Madrid system becomes apparent, we are assessing a variety of options for the expansion of our production plans, beyond the high grade, high return Doris North development project, including options for a significantly larger scale operation,” said Mr. Walsh.

2003 Madrid Program

The Madrid trend at Hope Bay represents a major gold system extending over several kilometres of strike, and is transected by a major structure, known as the Deformation Zone. The proximity of all the deposits in the Madrid area to the Deformation Zone suggests it could be a major control on gold mineralization. Most of the deposits at Madrid, except South Patch and Marianas, appear to consist of high grade cores surrounded by large halos of lower grade mineralization.

Miramar’s 2003 exploration program of approximately 48,000 metres and forecast costs of $17.5 million is focused on the Madrid area and commenced in early February. To the end of March 29, 9,267m of 12,000m of proposed holes have been completed. The phase 1 program targets the discovery and delineation of additional high grade mineralization along the Deformation Zone and related structures, and also allows Miramar to evaluate the potential of the area to host large scale, lower grade deposits in the area.

Suluk Results

In 2001 twenty-four holes in the Suluk area defined three parallel, steeply dipping mineralized zones over 250m strike length, termed the West Central and East Zones. A fourth zone (the “New West Zone”) was also intersected in 2001 by PMD180, and lies within the Deformation Zone, west of the West Zone. Gold mineralization within the three main Suluk zones appear to develop within and along interbanded basalt and argillite units, and comprises higher grade cores surrounded by large halos of lower grade gold mineralization.

In 2003, eight holes for 3068.5m have been drilled at Suluk. Assays for five of those holes are available. This drilling has extended the mineralization at Suluk, particularly in the Central zone, along strike north and south and to depth. Most holes define a wide, lower grade (2 to 4 g/t gold) zone that contains narrower high grade lenses. These results indicate that the Suluk deposit is developing into a major gold discovery. Results from recent drilling are summarized below and complete results are attached.

Suluk Zone 2003 Drill Results Highlights

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)**

PMD202	SHW	188.0	189.6	1.6	na	16.3
PMD202	West/Central	217.5	293.7	76.2	61.6	6.8
Including	West	217.5	264.0	46.5	37.5	2.6
and	Central	269.0	293.7	24.7	20.0	15.9
PMD202	East	365.0	381.9	16.9	13.8	2.5
PMD203	SHW	222.8	227.2	4.3	na	8.3
Including	SHW	224.2	225.7	1.5	na	21.6
PMD209	Central	237.5	264.5	27.0	18.4	5.8
Including	Central	237.5	255.5	18.0	12.3	7.7
Including	Central	251.0	254.0	3.0	2.0	16.6

**uncapped; "na" indicates true width not known

To the west of the three main Suluk lenses but outside of the Deformation Zone, a new mineralized lens referred to as the “Suluk Hanging Wall” zone (“SHW” in table) has been intersected in drill holes PMD200, PMD202 and PMD203. This zone appears to be en echelon to, and west of, the West Zone, and is defined by moderate alteration and variable quartz veining and 1-3% pyrite in basaltic rocks. Continuity beyond these holes has not yet been confirmed and the intercepts may represent isolated mineralized zones. Further drilling is required before the continuity of the SHW zone can be established.

South Suluk

To the south of Suluk, the prospective stratigraphy and mineralization shift approximately 100m to the east. Although the zone corresponding to the main Suluk mineralization appears to be narrowing, an additional mineralized lens appears to be developing to the east. This zone(s) occurs within altered silicified basalt proximal to an argillite interflow to the south, and stratigraphically east of the main Suluk lenses. Several zones of alteration and mineralization were encountered, including a 4m lower zone with strong visible gold over narrow intervals. This lower zone, which is correlated to a narrow zone with minor visible gold identified in 03PSD83, is a new discovery in 2003. Results from recent drilling along this new area are summarized below and complete results are attached.

South Suluk 2003 Drill Results Highlights

Hole-ID	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)**

PSD083	334.4	335.9	1.5	na	6.7
PSD084	191.3	215.2	23.9	na	2.0
Including	198.7	200.2	1.5	na	7.4
And	351.8	354.4	2.6	na	28.5

**No capping required as all assays are less than 100 g/t gold; "na" indicates true width not known

Rand Spur

Rand Spur lies about 700m north of Suluk and north of the Madrid area bend. Mineralization appears similar to that of Suluk, comprising silicification and carbonate alteration with 1 to 10% pyrite mineralization commonly occurring along the contact between sediments and mafic volcanics. In 2002, three drill holes encountered at least three zones of moderate brecciation, and silicification, alteration and minor quartz veining, with up to 10% pyrite over two meter intervals.

In 2003, PMD206 stepped out 75m to the north of last year’s drilling and intersected a significant zone of gold mineralization (56.7m averaging 2.6 g/t gold), which includes two higher grade intercepts. A follow up hole (PMD210), 75m to the north of PMD206, has been drilled and assays are pending. Miramar is currently drilling deeper, with a second drill hole designed to intersect the mineralization below the PMD206 currently in progress to determine whether Rand Spur has the potential to develop into a deposit similar to Suluk, which comprises higher grade zones within a very wide lower grade gold system. Results from the first hole at Rand Spur are summarized below and complete results are attached.

Rand Spur 2003 Drill Results Highlights

Hole-ID	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)**

PMD206	173.4	230.1	56.7	na	2.6
including	174.8	177.6	2.8	na	10.0
and	192.6	193.4	0.8	na	14.5
and	200.4	204	3.6	na	8.7

**No capping required as all assays are less than 100 g/t gold; "na" indicates true width not known

Marianas

Drilling at Marianas in 2002 was designed to evaluate an untested 700m long section of the Deformation Zone between Suluk and South Patch ‘14 zone’. All four holes in 2002 intersected multiple altered and strained zones (10 to 40m wide) with anomalous to significant gold values over moderate widths.

Four holes (for 1,147m) have been drilled at Marianas in 2003, tracing the altered and mineralized horizon over 600m of strike. Both PSD076 and PSD077 show numerous significant coincident strain and alteration zones in mafic volcanics proximal to interflow sedimentary units, with minor veining and weak sulphide mineralization in the strained alteration zones. Hole 03PSD081 intersected a broad interval of moderate to strongly altered basalt with weak quartz/dolomite veining, bounded by interflow sediment over a thickness of 67.2m, with trace to 1% pyrite, suggesting additional potential in this area. The Marianas results confirm the potential of the Deformation Zone to host significant gold. Results from recent drilling at Marianas are summarized below and complete results are attached.

Marianas Drill Results Highlights

Hole-ID	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)**

PSD076	184.8	191.2	6.4	na	5.0
including	184.8	186.2	1.4	na	11.5
And	190.5	191.2	0.7	na	20.9
PSD077	209.5	225.6	13.9	na	2.3
including	209.5	210.5	1.0	na	14.1
And	224.8	225.6	0.8	na	12.3
PSD081	144.5	150.3	5.8	na	2.8

**No capping required as all assays are less than 100 g/t gold; "na" indicates true width not known

Patch 7

Eight holes for 1,883.2m have been drilled in the Patch 7 area, for which assay results for three holes are available. A series of four holes (PSD78, PSD79, PSD82, and PSD85) were drilled southeast of the Patch 7 mineralized zone to determine the location of Suluk type stratigraphy in the southern part of Patch Lake. These drill holes suggest the favourable stratigraphy is displaced to the east. Two holes (PSD086A and PSD087) were then completed north of the suspected Patch 7 discontinuity that deflects the prospective stratigraphy east, and PSD86A, intersected a thick zone of silicification, quartz veining with variable pyrite mineralization within a mixed sequence of argillite and intercalated mafic volcanics. This is a potential new discovery, with the style of mineralization is somewhat similar to Suluk. Assays are pending. Drilling is continuing in the area.

Madrid Bend

North of Suluk, the prospective Deformation Zone bends west into the Perrin and Naartok areas. Drilling in the area of the bend was designed to test the northwest extension of the stratigraphy and mineralization encountered in the Suluk deposit. Four holes were drilled in the area for a combined 1,457m and locally intersected mineralization near the Deformation Zone in strongly altered and moderately mineralized horizon that potentially correlates with the Suluk Zone, while a second mineralized horizon was identified further east, returning several anomalous gold intercepts. Results from the Madrid Bend area are summarized below and complete results are attached.

Hole-ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)**

PMD205	221.7	233.2	11.5	4.3

Including	224.4	228.7	4.3	8.7

In general the stratigraphy at the north end of Patch Lake is discordant to the Deformation Zone, and appears to be folded, or flexed within the bend area. Mineralization appears to be best developed proximal to the Deformation Zone.

Implications of the Program

The Deformation Zone in the Madrid area appears to be the locus of a significant mineralized gold trend, with gold deposits and mineralized occurrences identified by drilling over an approximately 8km strike length. Drilling to date suggests the potential for multiple gold zones along this strike length, with the best-defined areas to date lying within the northern 1,500m from Naartok through Perrin, P112, and the Madrid Bend to Suluk. The newly defined Rand Spur area lies immediately to the northeast of the Deformation Zone and South Suluk, Marianas, Patch 7 and South Patch to the south.

The discovery of multiple new gold zones along the prospective Madrid trend since 2001 suggests that the Madrid area is a major gold system, and significant sections of the favourable trend remain to be tested. Further, all drilling to date is relatively shallow, within 300m of surface, and all mineralized zones are open to depth. In addition to the high grade mineralization discussed in 2001-2002, substantial thicknesses of lower grade mineralization was recognized but not reported until greater continuity could be established. It is clear from the results of the 2003 drilling that most of the high grade gold deposits in the Madrid area are contained within significant volumes of lower grade gold mineralization. As a result, drill intercepts from pre-2003 drill holes are repeated in a table attached, but with the wider, lower grade results reported for the first time.

The potential economic implications of these wider zones are currently not known, but on going work will begin to assess all options for the possible development of these areas, from smaller, high grade operations to large scale, lower grade options.

Phase 2 Exploration Program

A Phase 2, approximately 35 hole, 10,800m drilling program is being finalized to follow up on results from the first phase of drilling to be carried out before spring break up. A further program comprised of an additional 10,000m of drilling is planned to continue the evaluation of this trend during the summer. All programs are contingent on results and will be evaluated on an ongoing basis.

Hope Bay Project

The Hope Bay project is 100% owned by Miramar, extends over 1,000 sq.km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits which, combined, host a measured and indicated resource of 1.6 million oz of gold averaging 15.7 g/t plus an inferred resource of 2.7 million oz of gold averaging 12.3 g/t. All deposits remain open to expansion.

Additional Information

Maps and diagrams detailing some of the matters described herein are attached to this news release. If you are missing these illustrations, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on these websites.

Forward Looking Statements

Statements relating to planned and completed exploration work at the Hope Bay project and the expected results of this work including the proposed development economics of the Doris North project and other areas on the Hope Bat project, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; uncertainties related to the accuracy of the assumptions made in the principal parameters related to the development of Doris North; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the possibility that mine reclamation costs may exceed estimates or that difficulties may be experienced in mine reclamation; the risk of environmental contamination or damage resulting from Miramar’s operators and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements of management’s beliefs and estimates or opinions or other factors should they change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

This	news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email:  info@miramarmining.com

Miramar's Hope Bay Project
2003 Drill Results from the Suluk Area at Madrid

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)**

PMD200	SHW	30.2	48.0	17.8	na	1.5
including	SHW	30.2	30.6	0.4	na	15.9
PMD200	West	68.0	76.3	8.3	6.2	2.0
PMD200	Central	127.6	135.5	7.9	5.9	2.3
including	Central	129.5	131.0	1.5	1.1	5.7
PMD200	Penn	310.6	315.6	5.0	3.7	3.1

PMD202	West of DFZ	68.6	70.1	1.5	na	13.0
PMD202	New West	115.0	117.0	2.0	1.5	1.2
PMD202	SHW	188.0	189.6	1.6	na	16.3
PMD202	West/Central	217.5	293.7	76.2	61.6	6.8
Including	West	217.5	264.0	46.5	37.5	2.6
and	Central	269.0	293.7	24.7	20.0	15.9
PMD202	East	365.0	381.9	16.9	13.8	2.5

PMD203	SHW	222.8	227.2	4.3	na	8.3
including	SHW	224.2	225.7	1.5	na	21.6
PMD203	Central	266.4	267.8	1.5	1.2	3.8
PMD203	East	294.1	295.6	1.5	1.2	2.7

PMD 207	Hole abandoned, redrilled as 207A

PMD207A	SHW	144.8	148.3	3.5	1.6	1.3
PMD207A	Central	313.2	333.1	19.9	12.2	1.8
PMD207A	East	370.0	380.3	10.3	6.3	2.0

PMD209	Central	213.5	216.5	3.0	1.2	2.0
PMD209	Central	219.5	222.5	3.0	1.2	2.7
PMD209	Central	237.5	264.5	27.0	18.4	5.8
including	Central	237.5	255.5	18.0	12.3	7.7
including	Central	251.0	254.0	3.0	2.0	16.6

* BHP drilling intercepts, not previously released.
** Miramar drilling intercepts, previously released.
na = Previously unrecognized zones, orientation/true thickness not available
SHW = Suluk Hanging Wall Zone
DFZ = Deformation Zone

Miramar's Hope Bay Project
2003 Drill Results from Other Areas at Madrid

Hole-ID	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)**

PSD076	Marianas	184.8	191.2	6.4	5.0
including	Marianas	184.8	186.2	1.4	11.5
and	Marianas	190.5	191.2	0.7	20.9

PSD077	Marianas	209.5	225.6	13.9	2.3
including	Marianas	209.5	210.5	1.0	14.1
and	Marianas	224.8	225.6	0.8	12.3

PSD078	Patch 7	No significant intercept

PSD079	Patch 7	269.0	271.8	2.8	3.6
including	Patch 7	270.7	271.8	1.1	6.1

PSD080	Marianas	208.0	210.0	2.0	8.5
including	Marianas	209.0	210.0	1.0	13.8

PSD081	Marianas	144.5	150.3	5.8	2.8

PSD082	Patch 7	86.5	93.4	4.6	3.1
PSD082	Patch 7	111.2	115.0	3.8	1.0

PSD083	South Suluk	334.4	340.4	6.0	3.1
including	South Suluk	334.4	335.9	1.5	6.7

PSD084	South Suluk	191.3	215.2	23.9	2.0
including	South Suluk	198.7	200.2	1.5	7.4
and	South Suluk	249.5	252.0	2.5	2.1
and	South Suluk	336.9	339.9	3.0	1.8
and	South Suluk	351.8	354.4	2.6	28.5

PMD201	Bend	59.7	65.5	5.8	2.8
including	Bend	59.7	61.0	1.3	7.5
and	Bend	287.7	288.6	0.9	6.3

PMD204	Bend	195.2	202.0	6.8	2.3
including	Bend	199.6	200.6	1.0	5.9

PMD205	Bend	221.7	233.2	11.5	4.3
including	Bend	224.4	228.7	4.3	8.7

PMD206	Rand Spur	173.4	230.1	56.7	2.6
including	Rand Spur	174.8	177.6	2.8	10.0
and	Rand Spur	192.6	193.4	0.8	14.5
and	Rand Spur	200.4	204.0	3.6	8.7

PMD208	Bend	59.8	62.0	2.2	1.7

PMD210	Rand Spur	232.8	234.3	1.5	1.5

* BHP drilling intercepts, not previously released. ** Miramar drilling intercepts, previously released. na = Previously unrecognized zones, orientation/true thickness not available

Miramar's Hope Bay Project
Pre-2003 Drill Results from the Suluk Area at Madrid, restated to include lower values

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)**

PMD082	West*	136.9	151.5	14.5	11.5	3.3
including	West*	144.8	147.1	2.3	1.8	8.9
PMD082	Central*	168.1	171.1	3.0	2.4	13.6
including	Central*	168.6	171.1	2.5	2.0	15.5
PMD082	East*	176.6	200.7	24.1	19.4	4.6
including	East*	190.5	198.7	8.2	6.6	6.5

PMD083	West*	94.7	105.8	11.1	8.0	6.2
including	West*	94.7	100.6	5.9	4.2	10.3
PMD083	Central*	143.2	160.5	17.3	12.8	1.9
including	Central*	149.7	150.5	0.8	0.6	10.7
PMD083	East*	215.9	220.2	4.3	3.3	3.8
including	East*	217.0	217.8	0.8	0.6	8.7

PMD101	West	110.5	135.8	25.3	18.5	2.8
including	West**	111.9	117.5	5.6	4.1	4.9
and	West**	125.0	126.0	1.0	0.7	8.0
PMD101	Central	140.5	146.5	6.1	4.5	1.9
PMD101	East	184.7	190.4	5.7	4.3	4.3
including	East**	187.3	188.3	1.0	0.8	17.8

PMD105	West	180.0	183.0	3.1	2.2	2.5
PMD105	Central	208.8	219.4	10.6	7.7	2.2
PMD105	East	250.3	251.3	1.0	0.7	4.3

PMD106	West	56.7	90.0	33.3	23.9	6.9
PMD106	Central	118.5	134.0	15.5	11.2	3.9
PMD106	East	153.4	162.0	8.7	6.3	4.8

PMD107	West	110.0	114.3	4.3	3.1	58.3
PMD107	Central	129.5	139.7	10.2	7.4	2.8
PMD107	East	203.4	204.4	1.0	0.7	5.1

PMD140	Central	50.7	98.5	47.8	22.4	4.2
including	Central**	52.4	62.2	9.8	4.6	8.8
including	Central**	54.2	59.9	5.8	2.7	11.2

PMD145	Central	57.0	82.0	25.0	13.1	3.1
including	Central**	66.9	71.0	4.1	2.1	11.8

PMD148	West	109.8	144.6	34.8	25.7	12.5
including	West**	112.1	138.3	26.7	19.4	15.6
including	West**	112.1	123.2	11.6	8.2	17.5
and	West**	131.0	138.3	7.3	5.4	26.3

PMD148	Central	177.7	181.5	3.8	2.9	2.3

PMD153	West	153.2	183.7	30.6	23.7	4.6
including	West**	155.0	167.5	12.6	9.7	5.7
including	West**	173.5	178.2	4.7	3.6	11.0
PMD153	Central	197.3	201.3	4.0	3.1	7.8
PMD153	East	231.4	235.5	4.1	3.3	1.5

PMD154	West	145.7	162.2	16.5	12.6	13.4
including	West**	146.6	151.2	4.6	3.5	36.2
and	West**	159.2	161.2	2.0	1.6	16.6
PMD154	Central	169.6	211.4	41.8	32.8	5.4
including	Central**	175.1	179.3	5.2	4.1	10.5
and	Central**	192.7	211.4	19.3	14.8	6.7
including	Central**	200.5	205.2	4.7	3.6	9.1
PMD154	East	234.0	241.6	7.6	6.1	6.6
including	East**	238.0	241.0	2.0	1.5	15.6

PMD155	West	175.0	212.1	37.2	28.8	4.6
including	West**	175.0	183.6	8.7	6.7	11.8
and	West**	190.6	196.3	5.7	4.4	5.9
PMD155	Central	228.9	247.0	18.1	14.3	3.1
including	Central**	228.9	229.2	1.0	0.8	10.8
and	Central**	244.0	247.0	3.0	2.4	6.0
PMD155	East	256.5	265.1	8.6	6.8	4.2
including	East**	263.0	265.1	2.1	1.7	8.1

PMD156	Central	130.1	146.9	16.8	12.4	5.7
including	Central**	130.6	141.0	10.4	7.7	7.7
including	Central**	133.6	136.6	3.0	2.2	13.1

PMD160	West	209.7	235.0	25.2	19.5	11.5
including	West**	219.0	223.9	4.9	4.3	16.3
and	West**	229.0	232.9	3.9	3.4	40.9
PMD160	Central	254.4	270.4	16.0	12.4	3.5
including	Central**	254.4	260.0	5.6	4.9	5.9
PMD160	East	282.4	303.3	21.0	16.4	10.2
PMD160	East**	292.0	302.0	10.0	8.8	18.5

PMD163	West	183.5	187.5	4.0	3.0	6.0
PMD163	West**	184.5	187.5	3.0	2.6	7.3
PMD163	Central	209.5	240.0	30.5	23.2	7.1
including	Central**	209.5	238.5	29.0	25.0	7.4
and	Central**	217.5	230.3	12.8	11.0	9.2
PMD163	East	255.5	257.5	1.9	1.5	3.4

PMD164	West	327.0	333.0	6.0	4.9	2.4
including	West**	331.0	331.2	0.2	0.2	19.1
PMD164	Central	342.0	349.6	7.6	6.3	6.2
including	Central**	345.5	347.5	2.0	1.8	18.1

PMD164	East	352.0	371.1	19.1	15.8	3.5
including	East**	363.7	371.1	7.4	6.8	5.6

PMD166	Central	325.4	358.1	32.7	26.5	2.8
including	Central**	348.0	349.2	1.2	1.1	22.2
PMD166	East	366.0	368.8	2.8	2.3	1.8

PMD167	Central	275.5	304.2	28.7	24.5	4.0
including	Central**	280.7	282.8	2.1	1.9	7.3
and	Central**	294.7	296.3	1.6	1.5	16.8

PMD169	West	231.1	234.3	3.3	2.5	1.4
PMD169	Central	278.0	285.5	7.5	5.9	1.7
PMD169	East	291.7	310.0	18.3	14.5	6.7
including	East	296.0	307.0	11.0	9.7	9.0

PMD170	Central	75.7	77.8	2.2	1.1	3.3
PMD170	West	125.3	177.1	51.8	28.5	16.5
including	West**	125.3	176.0	50.7	20.2	16.8

PMD173	Central	223.6	236.0	12.4	10.1	10.6
including	Central**	227.4	234.7	7.3	6.6	15.7

PMD174	Central	116.0	138.4	22.4	17.1	1.4

PMD177	Central	110.0	153.0	43.0	31.7	2.9
including	Central**	140.0	144.0	4.0	3.0	9.1

PMD180	New West	121.9	172.5	50.7	38.5	6.1
including	New West**	135.0	164.0	29.0	25.0	8.4
including	New West**	140.0	145.4	5.4	4.7	12.2
and	New West**	156.6	161.1	4.5	4.4	14.9
PMD180	West	215.5	230.5	15.0	11.7	8.5
including	West**	226.0	229.0	3.0	2.6	31.7
PMD180	Central	257.0	259.8	2.8	2.2	4.9
including	Central**	258.0	259.8	1.8	1.6	5.5
PMD180	East	275.0	282.2	7.2	5.7	5.1
including	East**	275.0	279.0	4.0	3.6	7.6

PMD196A	West	428.0	443.0	15.0	12.7	3.9
PMD196A	Central	448.0	454.7	6.7	5.7	1.4
PMD196A	East	461.0	472.2	11.2	9.6	4.4
including	East**	468.0	471.0	3.0	2.8	10.1

* BHP drilling intercepts, not previously released. ** Miramar drilling intercepts, previously released.

Rand Spur
Perrin
Naartok
Bend
Suluk
South Suluk
Marianas
Patch 7 Area
South Patch
Miramar Mining Corporation
Madrid Drilling
March 30th 2003
Previous Holes
Holes Completed
Holes Completed (Assays Pending)
Holes In Progress
Lakes
Outcrop
Deformation Zone

Miramar Mining Corporation
Madrid Drilling
March 30th 2003
Previous Holes
Holes Completed
Holes Completed (Assays Pending)
Holes In Progress
Lakes
Outcrop
Deformation Zone
Kilometers
Rand Spur
Perrin
Bend
Suluk
South Suluk
PMD210
PMD206
PMD216
PMD211
PMD208
PMD205
PMD204
PMD201
PMD200
PMD213
PMD209
PMD212
PMD214
PMD202
PMD207A
PMD203
PMD215
PSD083
PSD084

N
Patch Lake
Miramar Mining Corp.
Vertical Longitudinal
Looking NE
metres
Numbers are in g Au/t over true width in metres.
NSI = no significant intersection.